1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Months of August and September 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Interim Report dated August 31, 2005	A-1

1.2	Announcement of the Interim Results for the Six Months Ended June 30, 2005, dated August 31, 2005	B-1

1.3	Disclosure regarding the EBITDA Reconciliation, dated September 1, 2005	C-1

1.4	Announcement regarding the Proposed Issue of Short Term Commercial Paper and the Notice of Extraordinary General Meeting, dated August 31, 2005	D-1

1.5	Circular regarding the Proposed Issue of Short Term Commercial Paper and the Notice of Extraordinary General Meeting, dated September 1, 2005	E-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 1, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Chairman’s Statement	2

Independent Review Report of the International Auditors	5

Unaudited Consolidated Balance Sheet	6

Unaudited Consolidated Statement of Income	8

Unaudited Consolidated Statement of Equity	9

Unaudited Consolidated Statement of Cash Flow	10

Notes to the Unaudited Interim Financial Statements	12

Supplementary Information for American Depositary Shareholders	30

Other Information	34

Transforming into a “modern integrated information services provider” is the long-term development strategy unswervingly pursued by the Company. By capitalising on the development trend of the global telecommunications industry and the Company’s circumstances, we have formulated strategic transformation plans which are being implemented progressively. We firmly believe that the successful implementation of strategic transformation will establish a solid base for the sustainable development of the Company and create greater value for its shareholders.

Dear Shareholders,

In the first half of this year, aiming at creating value for shareholders, we actively pursued the strategic transformation of the Company into a “modern integrated information services provider”. We implemented precision management and fully attained our budgeted goals. While maintaining stable revenue growth of our wireline telecommunications services, we stepped up development efforts in our broadband Internet services and value-added services, resulting in an increase in the percentage of non-voice services revenue to our operating revenue. We also actively enforced budget management to strictly control operating costs and capital expenditure. These have enabled us to achieve a solid financial structure, healthy cash flow and improved operating efficiency. Our strategic transformation has brought favourable initial results, forging for us a solid foundation for sustainable development.

Financial Performance

In the first half of this year, our operating revenue reached RMB84,023 million, of which RMB3,403 million was generated from the amortisation of upfront connection fees. Excluding upfront connection fees, our operating revenue was RMB80,620 million, representing an increase of 6.1% compared to the same period last year. Broadband Internet services and value-added services became the key drivers of revenue growth of the Company, and revenue generated from non-voice services, such as Internet access and value-added services, accounted for 23.6% of our operating revenue, representing an increase of 3.3 percentage points compared to the same period last year. Our EBITDA* was RMB42,518 million. EBITDA margin* was 52.7%, which remained at a relatively high level. We further tightened cost control measures. Operating costs for the first half of the year was RMB62,280 million, representing an increase of 4.7% over the same period last year. The rate of increase in operating costs was lower than the rate of increase in our operating revenue, ensuring a gradual increase in profitability. Profit attributable to equity holders of the Company* reached RMB11,293 million for the first half of the year, representing an increase of 7.8% compared to the same period last year. Our free cash flow(1) amounted to RMB15,101 million. (* Including the amortisation of upfront connection fees, EBITDA was RMB45,921 million, EBITDA margin was 54.7% and profit attributable to equity holders of the Company was RMB14,696 million.)

Taking into consideration the Company’s needs to sustain business development, its cash flow position, and to retain sufficient flexibility in funding, the Board of Directors resolved not to pay interim dividends for this year. The Board of Directors will review the final dividend distribution plan at the time of reviewing the full year results and submit a proposal to the shareholders’ meeting.

Business Development

Local telephone services are the important foundation for our business development and currently our major source of cash flow. In the first half of this year, revenue from local telephone services reached RMB40,810 million. As at 30 June 2005, the total number of local telephone subscribers reached 202 million, which represented a net addition of 15.75 million subscribers for the first half of 2005 and a growth rate of 8.4% from the end of last year, indicating that the local telephone subscriber base still has ample room for growth. Facing the challenges of mobile voice usage substitution, we launched targeted service packages and proactively promoted the convergence of terminals on our wireless local access service and wireline service, which effectively alleviated usage diversion. Local voice usage in the first half of 2005 increased by 3.9% over the same period last year.

Wireless local access service is an important tool for stabilising the local telephone usage. Within our current network coverage, we endeavoured to optimise our network, enhance call connection rate and network utilisation, and reduce churn rate. At the same time, we intensively developed wireless local access value-added services to boost revenue growth. We also effectively controlled marketing cost so as to continuously increase return on investment.

Intensive development of value-added services is an important measure in our strategic transformation. In the first half of this year, value-added services generated RMB4,601 million in revenue, representing an increase of 56.0% over the same period last year. While maintaining the rapid growth of the traditional value-added services such as caller ID display and telephone information services, we vigorously promoted new value-added services such as SMS over PAS and Color Ring Tones. In the first half of this year, the usage volume of SMS over PAS continuously increased and reached 7,347 million messages. Although the Color Ring Tones service has been introduced for around six months only, it showed promising prospects with over 10 million users. We will continue to strengthen the development of value-added services, strive to continuously improve and upgrade their functions, increase customer penetration, persist in stepping up the bundling of value-added services with products such as wireline services, wireless local access services and broadband access services to enhance customer loyalty and create greater value to us from customers using our network.

By grasping the tremendous business opportunities arising from the accelerating national informationalisation process, we will effectively develop our market and endeavour to create new product lines of ten billion’s revenue base, including Internet applications, system integration and international communications, and ultimately realise the transformation of our revenue growth model. We continued to speed up the penetration of our broadband services into homes and enterprises and to expand the subscriber base of our broadband access. In the first half of the year, the net addition of broadband subscribers was 3.53 million and the revenue from Internet access services totalled RMB8,538 million, representing an increase of 29.3% from the same period last year. The percentage of revenue from Internet access services to our operating revenue continued its upward trend. By capitalising on the ChinaVnet platform and working closely with our partners, we developed personalised Internet application services catering for customers’ needs for entertainment, video, investment and financial information. We also actively developed our system integration business and promoted informationalisation solutions to small and medium-sized enterprises through our “Business Navigation” brand services, with a view to extending services further to our customers. At the same time, we will actively develop the international market by expanding our network and services to offer cross-border end-to-end one-stop services to our customers, thereby effectively increasing our revenue.

Corporate Governance

The Company is committed to the continuous improvement of its corporate governance. We held the Annual General Meeting in Hong Kong during the first half of this year and reported directly to our shareholders and exchanged views with them. In addition, we will increase the number of independent non-executive directors to comprise one-third of our Board of Directors, appoint an internationally renowned financial expert as our independent non-executive director, and also establish a nomination committee to further enhance the functioning of the independent non-executive directors. To improve our transparency, we commenced quarterly disclosure of key operating data and operating revenue in the first quarter of this year, and will increase the contents of the quarterly disclosure progressively. In strict accordance with the requirements of the Sarbanes-Oxley Act of 2002 and international best practices, we will continuously perfect our internal control system to ensure the truthfulness and accuracy of all information disclosed, minimise operational risks and increase operational efficiency.

Prospects

We will continue to actively effect our strategic transformation into a “modern integrated information services provider”, creating value for our shareholders. We will pursue with the convergence and innovation of multi-services, multi-networks and multi-terminals, providing customers with “Triple-play” services of voice, data and video, and realising the extension of our service value chain. We will endeavour to optimise the structures of our revenue, investment, operating costs and human resources by accelerating the transformation of our products and services, network and technology, organisation and human resources. Through our long-term persistent efforts, we will progressively become an integrated telecommunications services provider, an aggregator of Internet applications, a leader in system integration and a dominant player in the integrated information services value chain, with a view to driving our sustainable development, realising the transformation to a value enhancement model based on economies of scale, and also maintaining our leading position in the industry.

Looking ahead, we are fully confident of our future prospects. As we continue to progress with our strategic transformation efforts, our core competitiveness will be further enhanced and our profitability will be further improved, allowing us to deliver better returns to our shareholders.

Finally, on behalf of the Board of Directors, I would like to express my gratitude to our shareholders for the care and support they have shown to the Company over the years. I would also like to take this opportunity to express my sincere appreciation of the hard work of our employees.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

31 August 2005

To the Board of Directors of

China Telecom Corporation Limited

INTRODUCTION

We have been instructed by the Company to review the interim financial statements of the Company and its subsidiaries (the “Group”) set out on pages 6 to 29.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board. The interim financial statements are the responsibility of, and have been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 “Engagement to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial statements.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial statements for the six-month period ended 30 June 2005.

KPMG

Certified Public Accountants

Hong Kong, China

31 August 2005

		30 June 2005	31 December 2004
	Note	RMB	RMB
			(Note 3)
ASSETS
Non-current assets
Property, plant and equipment, net		315,566	320,179
Construction in progress		32,553	29,450
Lease prepayments		4,975	4,830
Interests in associates		536	511
Investments		175	200
Deferred tax assets		10,990	10,805
Other assets		12,401	13,063
Total non-current assets		377,196	379,038

Current assets
Inventories		2,886	2,767
Accounts receivable, net	5	16,103	13,921
Prepayments and other current assets		2,927	3,064
Time deposits with maturity over three months		256	315
Cash and cash equivalents	6	16,209	13,465
Total current assets		38,381	33,532
Total assets		415,577	412,570

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	7	62,249	65,976
Current portion of long-term debt	7	10,368	11,842
Accounts payable	8	34,549	33,658
Accrued expenses and other payables		30,735	27,531
Income tax payable		2,796	1,192
Current portion of finance lease obligations		131	156
Current portion of deferred revenues		10,318	11,589
Total current liabilities		151,146	151,944
Net current liabilities		(112,765)	(118,412)
Total assets less current liabilities		264,431	260,626

Non-current liabilities
Long-term debt	7	70,033	72,366
Finance lease obligations		104	157
Deferred revenues		22,050	25,182
Deferred tax liabilities		2,500	2,302
Total non-current liabilities		94,687	100,007
Total liabilities		245,833	251,951

Equity
Equity attributable to equity holders of the Company
Share capital		80,932	80,932
Reserves		87,374	78,274
		168,306	159,206
Minority interests		1,438	1,413
Total equity		169,744	160,619
Total liabilities and equity		415,577	412,570

The notes on pages 12 to 29 form part of these interim financial statements.

	Six-month periods ended 30 June
		2005	2004
	Note	RMB	RMB
			(Note 3)
Operating revenues	9	84,023	80,217

Operating expenses
Depreciation and amortisation		(24,178)	(23,255)
Network operations and support		(22,224)	(20,325)
Selling, general and administrative		(13,354)	(14,105)
Other operating expenses		(2,524)	(1,796)
Total operating expenses		(62,280)	(59,481)
Operating profit		21,743	20,736
Net finance costs	10	(2,468)	(2,341)
Investment loss		(9)	—
Share of profit from associates		3	6
Profit before taxation	11	19,269	18,401
Income tax	12	(4,556)	(3,681)
Profit for the period		14,713	14,720
Attributable to:
Equity holders of the Company		14,696	14,708
Minority interests		17	12
Profit for the period		14,713	14,720
Basic earnings per share	14	0.18	0.19
Weighted average number of shares	14	80,932	76,725

The notes on pages 12 to 29 form part of these interim financial statements.

		Attributable to equity holders of the Company
		Share capital	Capital reserve	Share premium	Re- valuation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total	Minority interests	Total equity
	Note	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB (Note 3)	RMB
Balance as at 1 January 2004		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794	1,269	152,063
Issue of shares, net of issuing expenses of RMB294 million		5,318	—	7,384	—	—	—	—	—	12,702	—	12,702
Profit for the six-month period ended 30 June 2004		—	—	—	—	—	—	—	14,708	14,708	12	14,720
Contributions from minority interests		—	—	—	—	—	—	—	—	—	68	68
Contributions from China Telecom		—	—	—	—	—	—	—	100	100	—	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—	—	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—	—	—
Dividends	13	—	—	—	—	—	—	—	(5,224)	(5,224)	—	(5,224)
Effect of change in tax rate		—	—	—	—	—	—	(166)	—	(166)	—	(166)
Revaluation surplus realised		—	—	—	(8)	—	—	—	8	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(74)	74	—	—	—
Balance as at 30 June 2004		80,932	(2,804)	10,746	6,416	15,461	3,372	8,230	22,761	145,114	1,349	146,463
Profit for the six-month period ended 31 December 2004		—	—	—	—	—	—	—	13,315	13,315	41	13,356
Contributions from minority interests		—	—	—	—	—	—	—	—	—	23	23
Appropriations		—	—	—	—	10,168	2,421	—	(12,589)	—	—	—
Revaluation surplus		—	—	—	1,233	—	—	—	—	1,233	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment		—	—	—	—	—	—	(378)	—	(378)	—	(378)
Effect of change in tax rate		—	—	—	—	—	—	(78)	—	(78)	—	(78)
Revaluation surplus realised		—	—	—	(64)	—	—	—	64	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(91)	91	—	—	—
Balance as at 31 December 2004		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206	1,413	160,619
Profit for the six-month period ended 30 June 2005		—	—	—	—	—	—	—	14,696	14,696	17	14,713
Contributions from minority interests		—	—	—	—	—	—	—	—	—	8	8
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	—	6	(6)	—	—	—
Dividends	13	—	—	—	—	—	—	—	(5,596)	(5,596)	—	(5,596)
Revaluation surplus realised		—	—	—	(21)	—	—	—	21	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(99)	99	—	—	—
Balance as at 30 June 2005		80,932	(2,804)	10,746	7,564	25,629	5,793	7,590	32,856	168,306	1,438	169,744

The notes on pages 12 to 29 form part of these interim financial statements.

	Six-month periods ended 30 June
			2005	2004
	Note		RMB	RMB
Net cash from operating activities	(a	)	36,864	35,517
Cash flows from investing activities
Capital expenditure			(21,532)	(26,023)
Purchase of investments			(6)	(42)
Lease prepayments			(214)	(125)
Proceeds from disposal of property, plant and equipment			206	136
Increase in time deposits with maturity over three months			(276)	(45)
Maturity of time deposits with maturity over three months			335	168
Net cash used in investing activities			(21,487)	(25,931)
Cash flows from financing activities
Capital element of finance lease payments			(78)	(30)
Proceeds from issue of shares, net of issuing expenses			—	12,702
Proceeds from bank and other loans			47,358	41,129
Repayments of bank and other loans			(54,713)	(42,083)
Payment of dividends			(5,208)	(4,833)
Cash contributions from minority interests			8	68
Cash payment for the acquisition of the Second Acquired Group			—	(12,650)
Cash contributions from China Telecom			—	100
Net cash used in financing activities			(12,633)	(5,597)
Net increase in cash and cash equivalents			2,744	3,989
Cash and cash equivalents at 1 January			13,465	12,721
Cash and cash equivalents at 30 June			16,209	16,710

The notes on pages 12 to 29 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month periods ended 30 June
	2005	2004
	RMB	RMB
Profit before taxation	19,269	18,401
Adjustments for:
Depreciation and amortisation	24,178	23,255
Provision for doubtful accounts	726	679
Investment loss	9	—
Share of profit from associates	(3)	(6)
Interest income	(112)	(109)
Interest expense	2,816	2,522
Unrealised foreign exchange gains	(179)	(56)
Loss on retirement and disposal of property, plant and equipment	117	65
Increase in accounts receivable	(2,899)	(2,914)
(Increase)/decrease in inventories	(119)	26
Decrease in prepayments and other current assets	88	16
Decrease in other non-current assets	601	169
Increase in accounts payable	232	878
Increase in accrued expenses and other payables	2,830	3,770
Decrease in deferred revenues	(4,403)	(4,726)
Cash generated from operations	43,151	41,970
Interest received	112	109
Interest paid	(3,460)	(3,125)
Investment income received	—	30
Income tax paid	(2,939)	(3,467)
Net cash from operating activities	36,864	35,517

The notes on pages 12 to 29 form part of these interim financial statements.

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company of that date. In connection with the Restructuring, certain assets historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Telecom, which primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibres and properties.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Organisation

RMB11,000 million and a long-term payable of RMB35,000 million. Prior to the First Acquisition and effective 31 December 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the First Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, which consisted primarily of investments in non-telecommunications industries and properties.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from issue of new H shares in May 2004. Prior to the Second Acquisition and effective 31 December 2003, China Telecom transferred the wireline telecommunications business and related operations in Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the Second Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, which consisted primarily of investments in non-telecommunications industries and properties.

As the First Acquired Group and the Second Acquired Group (“the Acquired Groups”) were under the common control of China Telecom, the First Acquisition and the Second Acquisition (the “Acquisitions”) have been reflected in the accompanying consolidated interim financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of equity.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board (“IASB”) and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 31 August 2005, reflect the unaudited financial position of the Group as at 30 June 2005 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2005.

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the financial statement presentation and disclosure changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in financial statement presentation and disclosures are set out in Note 3.

2.	BASIS OF PREPARATION

The preparation of interim financial statements in conformity with IAS 34 “Interim Financial Reporting” requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2004 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2004 are available from the Company’s registered office. The Company’s international auditors have expressed an unqualified opinion on those financial statements in their report dated 31 March 2005.

3.	CHANGES IN FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and Interpretations that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Group has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2005 on the basis of the IFRSs currently in issue, which the Group believes do not have a significant impact on the Group’s prior year financial position and results of operations except for certain financial statement presentation and disclosure changes as discussed below.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of these interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these interim financial statements.

The following sets out further information on the changes in financial statement presentation and disclosures for the annual accounting period beginning on 1 January 2005 which have been reflected in these interim financial statements.

(i)	Minority interests (IAS 1 “Presentation of financial statements” and IAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated statement of income as deduction before arriving at the profit attributable to shareholders.

3.	CHANGES IN FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

(i)	Minority interests (IAS 1 “Presentation of financial statements” and IAS 27 “Consolidated and separate financial statements”)

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated statement of income as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated statement of income and consolidated statement of equity for the comparative period has been restated accordingly.

(ii)	Related party disclosures (IAS 24 “Related party disclosures”)

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and affiliates (collectively “state-controlled entities”) in the ordinary course of business. In prior years, transactions with state-controlled entities other than China Telecom and its affiliates were not required to be disclosed as related party transactions.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation, contributions to post-retirement benefit plans and transactions with state-controlled entities in the PRC. The disclosure of such related party transactions in Note 16 for the comparative period has been made accordingly.

4.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Accounts receivable
Third parties	16,093	13,733
China Telecom Group	289	235
Other state-controlled telecommunications operators in the PRC	2,031	1,635
	18,413	15,603
Less: Allowance for doubtful accounts	(2,310)	(1,682)
	16,103	13,921

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Current, within 1 month	11,488	10,258
1 to 3 months	1,614	1,270
4 to 12 months	1,341	1,083
More than 12 months	888	526
	15,331	13,137
Less: Allowance for doubtful accounts	(2,229)	(1,609)
	13,102	11,528

5.	ACCOUNTS RECEIVABLE, NET

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Current, within 1 month	1,401	1,358
1 to 3 months	901	550
4 to 12 months	507	275
More than 12 months	273	283
	3,082	2,466
Less: Allowance for doubtful accounts	(81)	(73)
	3,001	2,393

6.	CASH AND CASH EQUIVALENTS

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Cash at bank and in hand	12,299	10,512
Time deposits with maturity within three months	3,910	2,953
	16,209	13,465

7.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt is analysed as follows:

			30 June 2005	31 December 2004
	Note		RMB millions	RMB millions
Bank loans — unsecured			51,955	55,887
Loans from China Telecom Group	(i	)	10,294	10,089
Total short-term debt			62,249	65,976

Note:

(i)	The loans from China Telecom Group bear interest at fixed rates ranging from 2.0% to 5.0% per annum, are unsecured and are repayable within one year.

Long-term debt is analysed as follows:

			30 June 2005	31 December 2004
	Note		RMB millions	RMB millions
Bank loans — unsecured			30,251	34,047
Other loans			—	11
Amount due to China Telecom in connection with the First Acquisition	(i	)	35,000	35,000
Amount due to China Telecom in connection with the Second Acquisition	(ii	)	15,150	15,150
Total long-term debt			80,401	84,208
Less: current portion			(10,368)	(11,842)
Non-current portion			70,033	72,366

Note:

(i)	This represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the First Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty.

7.	SHORT-TERM AND LONG-TERM DEBT

(ii)	This represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the Second Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

8.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Third parties	26,664	26,513
China Telecom Group	7,790	7,067
Other state-controlled telecommunications operators in the PRC	95	78
	34,549	33,658

Ageing analysis of accounts payable is as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Due within 1 month or on demand	5,155	5,599
Due after 1 month but within 3 months	8,065	6,451
Due after 3 months but within 6 months	8,927	7,856
Due after 6 months	12,402	13,752
	34,549	33,658

9.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2005	2004
	Note	RMB millions	RMB millions
Upfront connection fees	(i)	3,403	4,236
Upfront installation fees	(ii)	1,479	1,432
Monthly fees	(iii)	15,326	15,023
Local usage fees	(iv)	24,005	24,072
DLD	(iv)	12,918	13,145
ILD	(iv)	1,705	1,906
Internet	(v)	8,538	6,602
Managed data	(vi)	1,481	1,524
Interconnections	(vii)	6,141	5,013
Leased line	(viii)	2,265	2,112
Value-added telecommunications services	(ix)	4,601	2,949
Others	(x)	2,161	2,203
		84,023	80,217

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

9.	OPERATING REVENUES

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.

(ix)	Represent amounts charged to customers for the provision of value-added telecommunications services, which comprise primarily caller ID services, short messaging services, telephone information services and ring tone services.

(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment and provision of consulting services.

10.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Interest expense incurred	3,446	3,260
Less: Interest expense capitalised*	(630)	(738)
Net interest expense	2,816	2,522
Interest income	(112)	(109)
Foreign exchange losses	12	4
Foreign exchange gains	(248)	(76)
	2,468	2,341
* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–5.2%	4.1%–5.2%

11.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Personnel expenses	13,254	11,689
Interconnection charges	2,506	1,773

12.	INCOME TAX

Income tax in the consolidated statement of income comprises:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Provision for PRC income tax	4,543	3,736
Deferred taxation	13	(55)
	4,556	3,681

A reconciliation of the expected tax with the actual tax expense is as follows:

			Six-month periods ended 30 June
			2005	2004
	Note		RMB millions	RMB millions
Profit before taxation			19,269	18,401
Expected PRC income tax expense at statutory tax rate of 33%	(i	)	6,359	6,072
Differential tax rate on subsidiaries income	(i	)	(900)	(954)
Non-deductible expenses	(ii	)	449	435
Non-taxable income	(iii	)	(1,352)	(1,872)
Income tax			4,556	3,681

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

13.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared and was paid on 23 June 2005.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 3 May 2004, a final dividend of RMB0.069083 (equivalent to HK$0.065) per share totalling RMB5,224 million in respect of the year ended 31 December 2003 was declared and was paid on 20 May 2004.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2005.

14.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2005 is based on the profit attributable to equity holders of the Company of RMB14,696 million divided by 80,932,368,321 shares. The calculation of basic earnings per share for the six-month period ended 30 June 2004 is based on the profit attributable to equity holders of the Company of RMB14,708 million and the weighted average number of shares in issue during the period of 76,724,576,113 shares. The weighted average number of shares in issue during the six-month period ended 30 June 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods presented.

15.	CAPITAL COMMITMENTS

As at 30 June 2005, the Group had capital commitments as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Authorised and contracted for
Properties	469	918
Telecommunications network plant and equipment	4,520	3,947
	4,989	4,865
Authorised but not contracted for
Properties	1,032	1,699
Telecommunications network plant and equipment	8,076	9,168
	9,108	10,867

16.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecom, which is owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. China Telecom Group comprises China Telecom and enterprises over which China Telecom is able to exercise control or significant influence, other than the Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month periods ended 30 June
		2005	2004
	Note	RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i)	103	152
Construction, engineering and information technology services	(ii)	2,592	2,597
Provision of community services	(iii)	1,166	1,101
Provision of ancillary services	(iv)	1,195	796
Provision of comprehensive services	(v)	107	120
Operating lease expenses	(vi)	238	203
Centralised service expenses	(vii)	98	108
Interconnection revenues	(viii)	68	98
Interconnection charges	(viii)	296	201
Interest on amounts due to and loans from China Telecom Group	(ix)	1,422	993

16.	RELATED PARTY TRANSACTIONS

(a) Transactions with China Telecom Group

Note:

(i)	Represent commission paid and payable by the Group for procurement services provided by China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable by the Group to China Telecom Group in respect of comprehensive services provided.

(vi)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom with respect to the deferred consideration payable to China Telecom in connection with the Acquisitions and interest with respect to loans from China Telecom Group (Note 7).

Amounts due from/to China Telecom Group included in respective balances are summarised as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Accounts receivable	289	235
Prepayments and other current assets	672	640
Total amounts due from China Telecom Group	961	875
Accounts payable	7,790	7,067
Accrued expenses and other payables	4,382	4,889
Short-term debt	10,294	10,089
Long-term debt	50,150	50,150
Total amounts due to China Telecom Group	72,616	72,195

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 7.

As at 30 June 2005 and 31 December 2004, no material allowance for doubtful accounts was recorded in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

The following table summarises the key management personnel compensation of the Group:

	Six-month periods ended 30 June
	2005	2004
	RMB thousands	RMB thousands
Short-term employee benefits	2,678	3,757
Post-employment benefits	242	249
Equity-based compensation benefits	—	1,002
	2,920	5,008

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the post-employment benefit plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions to post-employment benefit plans for the six-month period ended 30 June 2005 were RMB1,094 million (six-month period ended 30 June 2004: RMB1,065 million).

The amount of contributions to post-employment benefit plans outstanding as at 30 June 2005 was RMB648 million (31 December 2004: RMB599 million).

16.	RELATED PARTY TRANSACTIONS

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions include sales and purchase of goods, rendering and receiving services, lease of assets and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements.

As part of the transactions with state-controlled entities as mentioned above, the Group has material transactions with other state-controlled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the Ministry of Information Industry of the PRC Government.

The Group’s principal transactions with other state-controlled telecommunications operators in the PRC are as follows:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Interconnection revenues	5,044	4,162
Interconnection charges	1,221	906
Leased line revenues	1,114	1,415

16.	RELATED PARTY TRANSACTIONS

(d)	Transactions with other state-controlled entities in the PRC

Amounts due from/to other state-controlled telecommunications operators in the PRC included in respective balances are summarised as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Accounts receivable	2,031	1,635
Prepayments and other current assets	402	334
Total amounts due from other state-controlled telecommunications operators in the PRC	2,433	1,969
Accounts payable	95	78
Accrued expenses and other payables	501	474
Total amounts due to other state-controlled telecommunications operators in the PRC	596	552

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2005 and 31 December 2004, there was no material allowance for doubtful accounts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

Although certain of the Group’s activities are conducted with PRC government authorities and affiliates and other state-controlled enterprises, the Group believes that it has provided meaningful disclosure of related party transactions.

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The nature of differences which have a significant effect on the Group’s net profit and equity are set out below. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements and has not been subject to independent audit or review.

(A)	REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

In connection with the Restructuring, the property, plant and equipment of the Company’s predecessor operations were revalued as at 31 December 2001. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as at 31 December 2002. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2002. Such revaluation resulted in an increase directly to equity of RMB760 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as at 31 December 2003. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2003. Such revaluation resulted in an increase directly to equity of RMB1,537 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In accordance with Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2004. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2004. Such revaluation resulted in an increase directly to equity of RMB1,233 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB1,262 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced as a result of the above revaluations, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to equity and the charges to income recorded under IFRS as a result of the above revaluations, are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in equity.

(B)	DISPOSAL OF REVALUED PROPERTY, PLANT AND EQUIPMENT

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

(C)	EFFECT OF CHANGE IN TAX RATE

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

Reconciliation of net profit and equity attributable to equity holders of the Company under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the six-month periods ended 30 June 2005 and 2004 is as follows:

	Six-month periods ended 30 June
	2005		2005	2004
	US$ millions		RMB millions	RMB millions
	(Note)
Net profit attributable to equity holders of the Company under IFRS		1,776	14,696	14,708
US GAAP adjustments:
Depreciation on revalued property, plant and equipment		(411)	(3,399)	(3,530)
Disposal of revalued property, plant and equipment		(2)	(15)	(24)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights		—	—	(166)
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment		—	—	2,079
Deferred tax effect of US GAAP adjustments		104	861	934
Net profit attributable to equity holders of the Company under US GAAP		1,467	12,143	14,001
Basic earnings per share under US GAAP	US$	0.02	RMB0.15	RMB0.18
Basic earnings per ADS* under US GAAP	US$	1.81	RMB15.00	RMB18.25

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on equity of significant differences between IFRS and US GAAP as at 30 June 2005 and 31 December 2004 is as follows:

	30 June 2005	30 June 2005	31 December 2004
	US$ millions	RMB millions	RMB millions
	(Note)
Equity attributable to equity holders of the Company under IFRS	20,335	168,306	159,206
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	2,300	19,033	22,447
Deferred tax effect of US GAAP adjustment	(563)	(4,658)	(5,519)
Equity attributable to equity holders of the Company under US GAAP	22,072	182,681	176,134

Note:

Solely for the convenience of the reader, the amounts as at and for the six-month period ended 30 June 2005 have been translated into United States dollars at the noon buying rate in New York City on 30 June 2005 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2765. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 30 June 2005, or at any other date.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2004 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2005, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2005, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2005, the following persons (excluding the Directors and Supervisors) held an interest or short position in any class of shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

(1)	Interests in domestic shares and H shares of the Company

Name of Shareholder	Number of shares held	Type of shares	% of the respective type of shares	% of the total issued share capital	Capacity
China Telecommunications Corporation	58,346,370,499	Domestic shares	87.01%	72.09%	Principal

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	Domestic shares	8.37%	6.94%	Principal
J.P. Morgan Chase & Co.	1,393,686,269	H shares	10.04%	1.72%	Beneficial owner, investment manager, custodian

(2)	Short positions in shares and underlying shares of the Company

As at 30 June 2005, China Telecommunications Corporation held short positions in 969,317,182 domestic shares which amounted to 1.45% of the total issued domestic shares. This short position was created pursuant to the plan for the adjustment to the rural telecommunications management mechanism approved by the State Council in 2002, for the purposes of paying the consideration to People’s Government of Fujian Province for acquiring the rural telecommunications assets in Fujian, China. China Telecommunications Corporation entered into a share transfer agreement with Fujian State-Owned Assets Investment Holdings Co., Ltd., an entity duly authorised by the People’s Government of Fujian Province to hold the relevant shares, and agreed to transfer its 969,317,182 ordinary shares in the Company to Fujian State-Owned Assets Investment Holdings Co., Ltd. subject to the satisfaction of certain conditions precedent.

Save as stated above, as at 30 June 2005, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of this Interim Report.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has always attached great importance to corporate governance. In accordance with the requirements of regulatory authorities on corporate governance and international best practice, the Company has always been dedicated to establishing a multi-tier internal control mechanism and strengthening its corporate governance system in order to bring it in line with the international practice of a modern company, improving its corporate governance and increasing transparency of the Company. By doing so, the Company is able to enhance its efficiency and effectiveness and maximise its shareholders’ interests as a whole.

The charters for Audit Committee and Remuneration Committee of the Company have been amended in March 2005 to reflect certain code provisions under the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective from 1 January 2005. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual. The Board considers that this could enhance the Company’s decision-making and operational efficiency, and enable the Company to grasp business opportunities effectively. Further, such arrangement is being adopted by many international leading enterprises. At the same time, the Company will increase the number of independent non-executive directors to five, which will then account for one-third of the total number of Directors, at the time of electing the second session of the Board during the Company’s extraordinary general meeting to be held on 9 September 2005. The Company believes that this may further strengthen the independence and objectivity of the decisions made by the Board and may provide full and impartial supervision over the Company’s management, with a view to ensuring shareholders’ best interests.

Save as stated above, the Company is in compliance with all the code provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2005.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Having made specific enquiry to all Directors of the Company, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers throughout the period from 1 January 2005 to 30 June 2005.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

31 August 2005

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of Interim Results for the Six Months Ended 30 June 2005

HIGHLIGHTS

• Including the amortisation of upfront connection fees	• Excluding the amortisation of upfront connection fees

• Operating revenue reached RMB84,023 million	• Operating revenue reached RMB80,620 million, up by 6.1%

• EBITDA reached RMB45,921 million, EBITDA margin was 54.7%	• EBITDA reached RMB42,518 million, up by 7.0%, EBITDA margin was 52.7%, continued to maintain at a relatively high level

• Profit attributable to equity holders of the Company was RMB14,696 million	• Profit attributable to equity holders of the Company was RMB11,293 million, up by 7.8%

•	Total number of access lines in service reached 202 million, net addition of 15.75 million

•	Broadband subscribers reached 17.37 million, net addition of 3.53 million

CHAIRMAN’S STATEMENT

Transforming into a “modern integrated information services provider” is the long-term development strategy unswervingly pursued by the Company. By capitalising on the development trend of the global telecommunications industry and the Company’s circumstances, we have formulated strategic transformation plans which are being implemented progressively. We firmly believe that the successful implementation of strategic transformation will establish a solid base for the sustainable development of the Company and create greater value for its shareholders.

Dear Shareholders,

In the first half of this year, aiming at creating value for shareholders, we actively pursued the strategic transformation of the Company into a “modern integrated information services provider”. We implemented precision management and fully attained our budgeted goals. While maintaining stable revenue growth of our wireline telecommunications services, we stepped up development efforts in our broadband Internet services and value-added services, resulting in an increase in the percentage of non-voice services revenue to our operating revenue. We also actively enforced budget management to strictly control operating costs and capital expenditure.

These have enabled us to achieve a solid financial structure, healthy cash flow and improved operating efficiency. Our strategic transformation has brought favourable initial results, forging for us a solid foundation for sustainable development.

Financial Performance

In the first half of this year, our operating revenue reached RMB84,023 million, of which RMB3,403 million was generated from the amortisation of upfront connection fees. Excluding upfront connection fees, our operating revenue was RMB80,620 million, representing an increase of 6.1% compared to the same period last year. Broadband Internet services and value-added services became the key drivers of revenue growth of the Company, and revenue generated from non-voice services, such as Internet access and value-added services, accounted for 23.6% of our operating revenue, representing an increase of 3.3 percentage points compared to the same period last year. Our EBITDA* was RMB42,518 million. EBITDA margin* was 52.7%, which remained at a relatively high level. We further tightened cost control measures. Operating costs for the first half of the year was RMB62,280 million, representing an increase of 4.7% over the same period last year. The rate of increase in operating costs was lower than the rate of increase in our operating revenue, ensuring a gradual increase in profitability. Profit attributable to equity holders of the Company* reached RMB11,293 million for the first half of the year, representing an increase of 7.8% compared to the same period last year. Our free cash flow(1) amounted to RMB15,101 million. (* Including the amortisation of upfront connection fees, EBITDA was RMB45,921 million, EBITDA margin was 54.7% and profit attributable to equity holders of the Company was RMB14,696 million.)

Taking into consideration the Company’s needs to sustain business development, its cash flow position, and to retain sufficient flexibility in funding, the Board of Directors resolved not to pay interim dividends for this year. The Board of Directors will review the final dividend distribution plan at the time of reviewing the full year results and submit a proposal to the shareholders’ meeting.

Business Development

Local telephone services are the important foundation for our business development and currently our major source of cash flow. In the first half of this year, revenue from local telephone services reached RMB40,810 million. As at 30 June 2005, the total number of local telephone subscribers reached 202 million, which represented a net addition of 15.75 million subscribers for the first half of 2005 and a growth rate of 8.4% from the end of last year, indicating that the local telephone subscriber base still has ample room for growth. Facing the challenges of mobile voice usage substitution, we launched targeted service packages and proactively promoted the convergence of terminals on our wireless local access service and wireline service, which effectively alleviated usage diversion. Local voice usage in the first half of 2005 increased by 3.9% over the same period last year.

Wireless local access service is an important tool for stabilising the local telephone usage. Within our current network coverage, we endeavoured to optimise our network, enhance call connection rate and network utilisation, and reduce churn rate. At the same time, we intensively developed wireless local access value-added services to boost revenue growth. We also effectively controlled marketing cost so as to continuously increase return on investment.

Intensive development of value-added services is an important measure in our strategic transformation. In the first half of this year, value-added services generated RMB4,601 million in revenue, representing an increase of 56.0% over the same period last year. While maintaining the rapid growth of the traditional value-added services such as caller ID display and telephone information services, we vigorously promoted new value-added services such as SMS over PAS and Color Ring Tones. In the first half of this year, the usage volume of SMS over PAS continuously increased and reached 7,347 million messages. Although the Color Ring Tones service has been introduced for around six months only, it showed promising prospects with over 10 million users. We will continue to strengthen the development of value-added services, strive to continuously improve and upgrade their functions, increase customer penetration, persist in stepping up the bundling of value-added services with products such as wireline services, wireless local access services and broadband access services to enhance customer loyalty and create greater value to us from customers using our network.

By grasping the tremendous business opportunities arising from the accelerating national informationalisation process, we will effectively develop our market and endeavour to create new product lines of ten billion’s revenue base, including Internet applications, system integration and international communications, and ultimately realise the transformation of our revenue growth model. We continued to speed up the penetration of our broadband services into homes and enterprises and to expand the subscriber base of our broadband access. In the first half of the year, the net addition of broadband subscribers was 3.53 million and the revenue from Internet access services totalled RMB8,538 million, representing an increase of 29.3% from the same period last year. The percentage of revenue from Internet access services to our operating revenue continued its upward trend. By capitalising on the ChinaVnet platform and working closely with our partners, we developed personalised Internet application services catering for customers’ needs for entertainment, video, investment and financial information. We also actively developed our system integration business and promoted informationalisation solutions to small and medium-sized enterprises through our “Business Navigation” brand services, with a view to extending services further to our customers. At the same time, we will actively develop the international market by expanding our network and services to offer cross-border end-to-end one-stop services to our customers, thereby effectively increasing our revenue.

Corporate Governance

The Company is committed to the continuous improvement of its corporate governance. We held the Annual General Meeting in Hong Kong during the first half of this year and reported directly to our shareholders and exchanged views with them. In addition, we will increase the number of independent non-executive directors to comprise one-third of our Board of Directors, appoint an internationally renowned financial expert as our independent non-executive director, and also establish a nomination committee to further enhance the functioning of the independent non-executive directors. To improve our transparency, we commenced quarterly disclosure of key operating data and operating revenue in the first quarter of this year, and will increase the contents of the quarterly disclosure progressively. In strict accordance with the requirements of the Sarbanes-Oxley Act of 2002 and international best practices, we will continuously perfect our internal control system to ensure the truthfulness and accuracy of all information disclosed, minimise operational risks and increase operational efficiency.

Prospects

We will continue to actively effect our strategic transformation into a “modern integrated information services provider”, creating value for our shareholders. We will pursue with the convergence and innovation of multi-services, multi-networks and multi-terminals, providing customers with “Triple-play” services of voice, data and video, and realising the extension of our service value chain. We will endeavour to optimise the structures of our revenue, investment, operating costs and human resources by accelerating the transformation of our products and services, network and technology, organisation and human resources. Through our long-term persistent efforts, we will progressively become an integrated telecommunications services provider, an aggregator of Internet applications, a leader in system integration and a dominant player in the integrated information services value chain, with a view to driving our sustainable development, realising the transformation to a value enhancement model based on economies of scale, and also maintaining our leading position in the industry.

Looking ahead, we are fully confident of our future prospects. As we continue to progress with our strategic transformation efforts, our core competitiveness will be further enhanced and our profitability will be further improved, allowing us to deliver better returns to our shareholders.

Finally, on behalf of the Board of Directors, I would like to express my gratitude to our shareholders for the care and support they have shown to the Company over the years. I would also like to take this opportunity to express my sincere appreciation of the hard work of our employees.

Wang Xiaochu Chairman and Chief Executive Officer Beijing, PRC 31 August 2005

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2005 extracted from the unaudited financial statements of the Group as set out in its 2005 interim report.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

for the six-month period ended 30 June 2005

(Amounts in millions, except per share data)

	Six-month periods ended 30 June
		2005	2004
	Note	RMB	RMB
			(Note 3)
Operating revenues	5	84,023	80,217
Operating expenses
Depreciation and amortisation		(24,178)	(23,255)
Network operations and support		(22,224)	(20,325)
Selling, general and administrative		(13,354)	(14,105)
Other operating expenses		(2,524)	(1,796)

Total operating expenses		(62,280)	(59,481)

Operating profit		21,743	20,736
Net finance costs	6	(2,468)	(2,341)
Investment loss		(9)	—
Share of profit from associates		3	6

Profit before taxation		19,269	18,401
Income tax	7	(4,556)	(3,681)

Profit for the period		14,713	14,720

Attributable to:
Equity holders of the Company		14,696	14,708
Minority interests		17	12

Profit for the period		14,713	14,720

Basic earnings per share	9	0.18	0.19

Weighted average number of shares	9	80,932	76,725

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 June 2005

(Amounts in millions)

		30 June 2005	31 December 2004
	Note	RMB	RMB
			(Note 3)
ASSETS
Non-current assets
Property, plant and equipment, net		315,566	320,179
Construction in progress		32,553	29,450
Lease prepayments		4,975	4,830
Interests in associates		536	511
Investments		175	200
Deferred tax assets		10,990	10,805
Other assets		12,401	13,063

Total non-current assets		377,196	379,038
Current assets
Inventories		2,886	2,767
Accounts receivable, net	10	16,103	13,921
Prepayments and other current assets		2,927	3,064
Time deposits with maturity over three months		256	315
Cash and cash equivalents		16,209	13,465

Total current assets		38,381	33,532

Total assets		415,577	412,570

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		62,249	65,976
Current portion of long-term debt		10,368	11,842
Accounts payable	11	34,549	33,658
Accrued expenses and other payables		30,735	27,531
Income tax payable		2,796	1,192
Current portion of finance lease obligations		131	156
Current portion of deferred revenues		10,318	11,589

Total current liabilities		151,146	151,944

Net current liabilities		(112,765)	(118,412)

Total assets less current liabilities		264,431	260,626

Non-current liabilities
Long-term debt		70,033	72,366
Finance lease obligations		104	157
Deferred revenues		22,050	25,182
Deferred tax liabilities		2,500	2,302

Total non-current liabilities		94,687	100,007

Total liabilities		245,833	251,951
Equity
Equity attributable to equity holders of the Company
Share capital		80,932	80,932
Reserves		87,374	78,274

		168,306	159,206
Minority interests		1,438	1,413

Total equity		169,744	160,619

Total liabilities and equity		415,577	412,570

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board (“IASB”) and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 31 August 2005, reflect the unaudited financial position of the Group as at 30 June 2005 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2005.

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the financial statement presentation and disclosure changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in financial statement presentation and disclosures are set out in Note 3.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants.

2.	BASIS OF PRESENTATION

As the First Acquired Group(2) and the Second Acquired Group(3) (“the Acquired Groups”) were under the common control of China Telecommunications Corporation (“China Telecom”), the First Acquisition and the Second Acquisition (“the Acquisitions”) have been reflected in the accompanying consolidated interim financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of equity included in the Interim Report.

3.	CHANGES IN FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and Interpretations that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Group has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2005 on the basis of the IFRSs currently in issue, which the Group believes do not have a significant impact on the Group’s prior year financial position and results of operations except for certain financial statement presentation and disclosure changes as discussed below.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of these interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these interim financial statements.

The following sets out further information on the changes in financial statement presentation and disclosures for the annual accounting period beginning on 1 January 2005 which have been reflected in these interim financial statements.

(i)	Minority interests (IAS 1 “Presentation of financial statements” and IAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated statement of income as deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated statement of income as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated statement of income and consolidated statement of equity for the comparative period has been restated accordingly.

(ii)	Related party disclosures (IAS 24 “Related party disclosures”)

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and affiliates (collectively “state-controlled entities”) in the ordinary course of business. In prior years, transactions with state-controlled entities other than China Telecom and its affiliates were not required to be disclosed as related party transactions.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation, contributions to post-retirement benefit plans and transactions with state-controlled entities in the PRC. The disclosure of such related party transactions in Note 12 for the comparative period has been made accordingly.

4.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

5.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2005	2004
	Note	RMB millions	RMB millions
Upfront connection fees	(i)	3,403	4,236
Upfront installation fees	(ii)	1,479	1,432
Monthly fees	(iii)	15,326	15,023
Local usage fees	(iv)	24,005	24,072
DLD	(iv)	12,918	13,145
ILD	(iv)	1,705	1,906
Internet	(v)	8,538	6,602
Managed data	(vi)	1,481	1,524
Interconnections	(vii)	6,141	5,013
Leased line	(viii)	2,265	2,112
Value-added telecommunications services	(ix)	4,601	2,949
Others	(x)	2,161	2,203

		84,023	80,217

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.

(ix)	Represent amounts charged to customers for the provision of value-added telecommunications services, which comprise primarily caller ID services, short messaging services, telephone information services and ring tone services.

(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment and provision of consulting services.

6.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Interest expense incurred	3,446	3,260
Less: Interest expense capitalised*	(630)	(738)

Net interest expense	2,816	2,522
Interest income	(112)	(109)
Foreign exchange losses	12	4
Foreign exchange gains	(248)	(76)

	2,468	2,341

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–5.2%	4.1%–5.2%

7.	INCOME TAX

Income tax in the consolidated statement of income comprises:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Provision for PRC income tax	4,543	3,736
Deferred taxation	13	(55)

	4,556	3,681

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
		2005	2004
	Note	RMB millions	RMB millions
Profit before taxation		19,269	18,401

Expected PRC income tax expense at statutory tax rate of 33%	(i)	6,359	6,072
Differential tax rate on subsidiaries income	(i)	(900)	(954)
Non-deductible expenses	(ii)	449	435
Non-taxable income	(iii)	(1,352)	(1,872)

Income tax		4,556	3,681

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

8.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared and was paid on 23 June 2005.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 3 May 2004, a final dividend of RMB0.069083 (equivalent to HK$0.065) per share totalling RMB5,224 million in respect of the year ended 31 December 2003 was declared and was paid on 20 May 2004.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2005.

9.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2005 is based on the profit attributable to equity holders of the Company of RMB14,696 million divided by 80,932,368,321 shares. The calculation of basic earnings per share for the six-month period ended 30 June 2004 is based on the profit attributable to equity holders of the Company of RMB14,708 million and the weighted average number of shares in issue during the period of 76,724,576,113 shares. The weighted average number of shares in issue during the six-month period ended 30 June 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods presented.

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Accounts receivable
Third parties	16,093	13,733
China Telecom Group	289	235
Other state-controlled telecommunications operators in the PRC	2,031	1,635

	18,413	15,603
Less: Allowance for doubtful accounts	(2,310)	(1,682)

	16,103	13,921

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Current, within 1 month	11,488	10,258
1 to 3 months	1,614	1,270
4 to 12 months	1,341	1,083
More than 12 months	888	526

	15,331	13,137
Less: Allowance for doubtful accounts	(2,229)	(1,609)

	13,102	11,528

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Current, within 1 month	1,401	1,358
1 to 3 months	901	550
4 to 12 months	507	275
More than 12 months	273	283

	3,082	2,466
Less: Allowance for doubtful accounts	(81)	(73)

	3,001	2,393

11.	ACCOUNTS PAYABLE

Ageing analysis of accounts payable is as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Due within 1 month or on demand	5,155	5,599
Due after 1 month but within 3 months	8,065	6,451
Due after 3 months but within 6 months	8,927	7,856
Due after 6 months	12,402	13,752

	34,549	33,658

12.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecom, which is owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. China Telecom Group comprises China Telecom and enterprises over which China Telecom is able to exercise control or significant influence, other than the Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Purchases of telecommunications equipment and materials	103	152
Construction, engineering and information technology services	2,592	2,597
Provision of community services	1,166	1,101
Provision of ancillary services	1,195	796
Provision of comprehensive services	107	120
Operating lease expenses	238	203
Centralised service expenses	98	108
Interconnection revenues	68	98
Interconnection charges	296	201
Interest on amounts due to and loans from China Telecom Group	1,422	993

Amounts due from/to China Telecom Group included in respective balances are summarised as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Accounts receivable	289	235
Prepayments and other current assets	672	640

Total amounts due from China Telecom Group	961	875

Accounts payable	7,790	7,067
Accrued expenses and other payables	4,382	4,889
Short-term debt	10,294	10,089
Long-term debt	50,150	50,150

Total amounts due to China Telecom Group	72,616	72,195

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 7 to the interim financial statements included in the Interim Report.

As at 30 June 2005 and 31 December 2004, no material allowance for doubtful accounts was recorded in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

The following table summarises the key management personnel compensation of the Group:

	Six-month periods ended 30 June
	2005	2004
	RMB thousands	RMB thousands
Short-term employee benefits	2,678	3,757
Post-employment benefits	242	249
Equity-based compensation benefits	—	1,002

	2,920	5,008

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the post-employment benefit plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions to post-employment benefit plans for the six-month period ended 30 June 2005 were RMB1,094 million (six-month period ended 30 June 2004: RMB1,065 million).

The amount of contributions to post-employment benefit plans outstanding as at 30 June 2005 was RMB648 million (31 December 2004: RMB599 million).

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions include sales and purchase of goods, rendering and receiving services, lease of assets and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements.

As part of the transactions with state-controlled entities as mentioned above, the Group has material transactions with other state-controlled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the Ministry of Information Industry of the PRC Government.

The Group’s principal transactions with other state-controlled telecommunications operators in the PRC are as follows:

	Six-month periods ended 30 June
	2005	2004
	RMB millions	RMB millions
Interconnection revenues	5,044	4,162
Interconnection charges	1,221	906
Leased line revenues	1,114	1,415

Amounts due from/to other state-controlled telecommunications operators in the PRC included in respective balances are summarised as follows:

	30 June 2005	31 December 2004
	RMB millions	RMB millions
Accounts receivable	2,031	1,635
Prepayments and other current assets	402	334

Total amounts due from other state-controlled telecommunications operators in the PRC	2,433	1,969

Accounts payable	95	78
Accrued expenses and other payables	501	474

Total amounts due to other state-controlled telecommunications operators in the PRC	596	552

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2005 and 31 December 2004, there was no material allowance for doubtful accounts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

Although certain of the Group’s activities are conducted with PRC government authorities and affiliates and other state-controlled enterprises, the Group believes that it has provided meaningful disclosure of related party transactions.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2004 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2005, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2005, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2005, the following persons (excluding the Directors and Supervisors) held an interest or short position in any class of shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

(1)	Interests in domestic shares and H shares of the Company

Name of Shareholder	Number of shares held	Type of shares	% of the respective type of shares	% of the total issued share capital	Capacity
China Telecommunications Corporation	58,346,370,499	Domestic shares	87.01%	72.09%	Principal

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	Domestic shares	8.37%	6.94%	Principal

J.P. Morgan Chase & Co.	1,393,686,269	H shares	10.04%	1.72%	Beneficial owner, investment manager, custodian

(2)	Short positions in shares and underlying shares of the Company

As at 30 June 2005, China Telecommunications Corporation held short positions in 969,317,182 domestic shares which amounted to 1.45% of the total issued domestic shares. This short position was created pursuant to the plan for the adjustment to the rural telecommunications management mechanism approved by the State Council in 2002, for the purposes of paying the consideration to People’s Government of Fujian Province for acquiring the rural telecommunications assets in Fujian, China. China Telecommunications Corporation entered into a share transfer agreement with Fujian State-Owned Assets Investment Holdings Co., Ltd., an entity duly authorised by the People’s Government of Fujian Province to hold the relevant shares, and agreed to transfer its 969,317,182 ordinary shares in the Company to Fujian State-Owned Assets Investment Holdings Co., Ltd. subject to the satisfaction of certain conditions precedent.

Save as stated above, as at 30 June 2005, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has always attached great importance to corporate governance. In accordance with the requirements of regulatory authorities on corporate governance and international best practice, the Company has always been dedicated to establishing a multi-tier internal control mechanism and strengthening its corporate governance system in order to bring it in line with the international practice of a modern company, improving its corporate governance and increasing transparency of the Company. By doing so, the Company is able to enhance its efficiency and effectiveness and maximise its shareholders’ interests as a whole.

The charters for Audit Committee and Remuneration Committee of the Company have been amended in March 2005 to reflect certain code provisions, under the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective from 1 January 2005. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual. The Board considers that this could enhance the Company’s decision-making and operational efficiency, and enable the Company to grasp business opportunities effectively. Further, such arrangement is being adopted by many international leading enterprises. At the same time, the Company will increase the number of independent non-executive directors to five, which will then account for one-third of the total number of Directors, at the time of electing the second session of the Board during the Company’s extraordinary general meeting to be held on 9 September 2005. The Company believes that this may further strengthen the independence and objectivity of the decisions made by the Board and may provide full and impartial supervision over the Company’s management, with a view to ensuring shareholders’ best interests.

Save as stated above, the Company is in compliance with all the code provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2005.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Having made specific enquiry to all Directors of the Company, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers throughout the period from 1 January 2005 to 30 June 2005.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2005 will be despatched to shareholders as well as made available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

(1)	Free cash flow is calculated from EBITDA (excluding the amortisation of upfront connection fees) minus capital expenditure and income tax.

(2)	The First Acquired Group means pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited.

(3)	The Second Acquired Group means pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited.

Exhibit 1.3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Disclosure of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Reconciliation to Cash Flows from Operating Activities

On August 31, 2005, the Company presented EBITDA in its interim report and announcement of the interim report for the six months ended June 30, 2005 in Hong Kong.

The Company’s EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analysing the operating results of a telecommunications service provider like itself. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles (“GAAP”). It also does not represent cash flows from operating activities. In addition, the Company’s EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a reconciliation of the EBITDA for the six months ended June 30, 2005 to cash flows from operating activities, being the most comparable GAAP measure under International Financial Reporting Standards:

RMB millions
EBITDA	45,921
Adjustments:
Net cash items included in EBITDA	900
Net change in working capital	733
Decrease in deferred revenue	(4,403)
Net interest paid	(3,348)
Income tax paid	(2,939)

cash inflow from operating activities	36,864

September 1, 2005

Exhibit 1.4

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement

The Company wishes to announce a proposed issue of short term commercial paper, subject to approval by shareholders in a general meeting.

China Telecom Corporation Limited (the “Company”) proposes to issue short term commercial paper, subject to approval by shareholders in a general meeting.

The Company proposes to, before the date on which the annual general meeting of the Company for the year ending December 31, 2005 is held, issue short term commercial paper, in one or more tranches, and with a maximum outstanding repayment amount of RMB30 billion (the “Proposal”). The first tranche of issue of short term commercial paper under the Proposal is expected to be no more than RMB10 billion. The maturity period of the short term commercial paper to be issued under the Proposal shall be no more than 365 days. The pricing, interest rate, underwriting arrangements and other details of the Proposal shall be determined by the board of directors of the Company, taking into consideration the specific needs of the Company and other market conditions.

The Company intends to use the proceeds of the Proposal to satisfy its funding needs of production and operation. The Company considers that the Proposal will enable it to lower its finance costs, to diversify its capital-raising channels and to improve its market image.

By Order of the Board
China Telecom Corporation Limited

Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, August 31, 2005.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “Extraordinary General Meeting”) of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on October 18, 2005 at 31 Jinrong Street, Xicheng District, Beijing 100032, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following special resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal to issue short term commercial paper of the Company, pursuant to which the Company may, before the date on which the annual general meeting of the Company for the year ending December 31, 2005 is held, issue short term commercial paper, in one or more tranches, and with a maximum outstanding repayment amount of RMB30 billion (the “Proposal”), and the first tranche of issue of short term commercial paper under the Proposal, which is expected to be no more than RMB10 billion, be and are hereby approved, confirmed and ratified.

2.	THAT the board of directors of the Company (the “Board”), or any two or more directors of the Company (the “Directors”) duly authorized by the Board, be and are hereby generally and unconditionally authorized to:

(a)	determine the specific terms, conditions and other matters of the Proposal (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Proposal);

(b)	do all such acts which are necessary and incidental to the Proposal (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, and the preparation of relevant application documents); and

(c)	take all such steps which are necessary for the purposes of executing the Proposal (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), taking into consideration the specific needs of the Company and other market conditions, and THAT, to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Proposal, such acts and steps be and are hereby approved, confirmed and ratified.

By Order of the Board
China Telecom Corporation Limited

Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, August 31, 2005.

Notes:

1.	Shareholders whose names appear on the register of members of the Company at the close of business on Friday, September 16, 2005 will be entitled to attend the Extraordinary General Meeting. The register of members of the Company will be closed from Saturday, September 17, 2005 to Tuesday, October 18, 2005, both days inclusive, during which period no transfer of the Company’s shares will be effected. Where applicable, shareholders of the Company’s H shares intending to attend the Extraordinary General Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, September 16, 2005.

2.	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and vote on his/her behalf at the Extraordinary General Meeting. A proxy need not be a shareholder.

3.

To be valid, the form of proxy, together with the power of attorney or other authorization document (if any) signed by the authorized person or the notarially certified power of attorney must be delivered to (for holders of domestic shares) the Office of the Board of Directors or (for holders of H shares) Computershare Hong Kong Investor Services Limited not less than 24 hours before the time designated for the holding of the

Extraordinary General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queens Road East, Wanchai, Hong Kong

4.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	The registration procedure for attending the Extraordinary General Meeting is as follows:

(a)	shareholders attending the Extraordinary General Meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving him/her to be the legal or duly authorized representative, in order to attend the Extraordinary General Meeting on behalf of such corporation; and

(b)	shareholders intending to attend the Extraordinary General Meeting “in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Tuesday, September 27, 2005.

6.	The Extraordinary General Meeting is expected to last for half a day and shareholders (in person or by proxy) attending the Extraordinary General Meeting shall be responsible for their own transportation and accommodation expenses.

7.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District,

Beijing 100032

PRC

Contact person: Li Ping         Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

8.	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

Exhibit 1.5

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

PROPOSED ISSUE OF SHORT TERM COMMERCIAL PAPER

A letter from the Chairman of China Telecom Corporation Limited is set out on pages 2 to 3 of this circular.

A notice convening an extraordinary general meeting of the shareholders of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing 100032, PRC on October 18, 2005 at 10:00 a.m. is set out on pages 4 to 6 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not later than 24 hours before the time designated for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the relevant forms of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

Page
Definitions	1

Letter from the Chairman	2

APPENDIX Notice of EGM	4

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board of Directors”	the Board of Directors of the Company

“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, whose H Shares are listed on the Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the Directors of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on October 18, 2005, the notice of which is set out in the Appendix of this circular, or any adjournment thereof

“H Share(s)”	overseas listed foreign invested shares in the Company’s issued share capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Taiwan and Macau)

“Proposal”	the proposal to issue short term commercial paper of the Company, further details of which are set out in page 3 of this circular

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Executive Directors:	Registered Office:
Wang Xiaochu	31 Jinrong Street
Leng Rongquan	Xicheng District
Wu Andi	Beijing, 100032
Zhang Jiping	PRC
Huang Wenlin
Li Ping	Place of business in Hong Kong:
Wei Leping	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Cheng Xiyuan	Wanchai, Hong Kong
Feng Xiong

Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Zhang Youcai
Vincent Lo Hong Sui
Shi Wanpeng
September 1, 2005

To the Shareholders

Dear Sir or Madam,

PROPOSED ISSUE OF SHORT TERM COMMERCIAL PAPER

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the special resolutions to be approved at the EGM relating to the Proposal.

2.	THE PROPOSAL

Terms of the Proposal

The Company proposes to issue short term commercial paper, subject to approval by Shareholders in a general meeting. The Company proposes to, before the date on which the annual general meeting of the Company for the year ending December 31, 2005 is held, issue short term commercial paper, in one or more tranches, and with a maximum outstanding repayment amount of RMB30 billion (the “Proposal”). The first tranche of issue of short term commercial paper under the Proposal is expected to be no more than RMB10 billion.

The maturity period of the short term commercial paper to be issued under the Proposal shall be no more than 365 days. The pricing, interest rate, underwriting arrangements and other details of the Proposal shall be determined by the Board of Directors, taking into consideration the specific needs of the Company and other market conditions.

Use of Proceeds and Benefits of the Proposal

The Company intends to use the proceeds of the Proposal to satisfy its funding needs of production and operation. The Company considers that the Proposal will enable it to lower its finance costs, to diversify its capital-raising channels and to improve its market image.

3.	ACTIONS TO BE TAKEN

A notice convening the EGM is set out in the Appendix to this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before September 27, 2005.

Whether or not Shareholders are able to attend the EGM, you are requested to complete and return the enclosed form of proxy (for holders of domestic shares of the Company) to the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC or (for holders of H Shares) to Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

4.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall be made at a Shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two Shareholders or proxies of such Shareholders with voting rights, and (iii) one or more Shareholders including proxy or proxies of such Shareholders accounting individually or jointly for 10% or more of the Company’s shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by a show of hands.

A poll demanded on the election of the chairman of the meeting or on a question of adjournment of the meeting, shall be taken forthwith. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw such a request.

5.	RECOMMENDATIONS

The Company considers that the Proposal is in the best interests of the Company and the Shareholders as a whole, and recommends the Shareholders to vote in favor of the special resolutions to be proposed at the EGM.

By order of the Board China Telecom Corporation Limited

Wang Xiaochu Chairman and Chief Executive Officer

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “Extraordinary General Meeting”) of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on October 18, 2005 at 31 Jinrong Street, Xicheng District, Beijing 100032, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following special resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal to issue short term commercial paper of the Company, pursuant to which the Company may, before the date on which the annual general meeting of the Company for the year ending December 31, 2005 is held, issue short term commercial paper, in one or more tranches, and with a maximum outstanding repayment amount of RMB30 billion (the “Proposal”), and the first tranche of issue of short term commercial paper under the Proposal, which is expected to be no more than RMB10 billion, be and are hereby approved, confirmed and ratified.

2.	THAT the board of directors of the Company (the “Board”), or any two or more directors of the Company (the “Directors”) duly authorized by the Board, be and are hereby generally and unconditionally authorized to:

(a)	determine the specific terms, conditions and other matters of the Proposal (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Proposal);

(b)	do all such acts which are necessary and incidental to the Proposal (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, and the preparation of relevant application documents); and

(c)	take all such steps which are necessary for the purposes of executing the Proposal (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), taking into consideration the specific needs of the Company and other market conditions, and THAT, to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Proposal, such acts and steps be and are hereby approved, confirmed and ratified.

By Order of the Board China Telecom Corporation Limited

Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, August 31, 2005.

Notes:

1.	Shareholders whose names appear on the register of members of the Company at the close of business on Friday, September 16, 2005 will be entitled to attend the Extraordinary General Meeting. The register of members of the Company will be closed from Saturday, September 17, 2005 to Tuesday, October 18, 2005, both days inclusive, during which period no transfer of the Company’s shares will be effected. Where applicable, shareholders of the Company’s H shares intending to attend the Extraordinary General Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, September 16, 2005.

2.	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and vote on his/her behalf at the Extraordinary General Meeting. A proxy need not be a shareholder.

3.	To be valid, the form of proxy, together with the power of attorney or other authorization document (if any) signed by the authorized person or the notarially certified power of attorney must be delivered (for holders of domestic shares) to the Office of the Board of Directors or (for holders of H shares) to Computershare Hong Kong Investor Services Limited not less than 24 hours before the time designated for the holding of the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queens Road East, Wanchai, Hong Kong

4.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	The registration procedure for attending the Extraordinary General Meeting is as follows:

(a)	shareholders attending the Extraordinary General Meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving him/her to be the legal or duly authorized representative, in order to attend the Extraordinary General Meeting on behalf of such corporation; and

(b)	shareholders intending to attend the Extraordinary General Meeting “in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Tuesday, September 27, 2005.

6.	The Extraordinary General Meeting is expected to last for half a day and shareholders (in person or by proxy) attending the Extraordinary General Meeting shall be responsible for their own transportation and accommodation expenses.

7.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Li Ping        Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

8.	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.